1875 K Street, NW
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

VIA EDGAR

November 18, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust

(Securities Act File No. 333-92935;

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 620

Ladies and Gentlemen:

On behalf of iShares Trust (the “Trust”), we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 620 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding a new series to the Trust:

iShares Barclays CMBS Bond Fund (the “Fund”).

The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Barclays Capital U.S. CMBS (ERISA Only) Index (the “Underlying Index”). The Underlying Index measures the performance of investment-grade commercial mortgage-backed securities (“CMBS”), which are securities that represent interests in “pools” of commercial mortgages. The Underlying Index includes only CMBS that are Employee Retirement Income Security Act of 1974, as amended (“ERISA”) eligible under the underwriter’s exemption, which will deem ERISA eligible the most senior certificates, as long as certain conditions are met, including the requirement that the certificates be rated in one of the three highest rating categories by Fitch, Inc., Moody’s Investors Services or Standard & Poor’s , a division of The McGraw-Hill Companies, Inc.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

The Underlying Index includes investment-grade CMBS that are ERISA eligible and have $300 million or more of aggregate outstanding transaction size. In addition, the original aggregate transaction must be $500 million or more and the tranche size must be $25 million or more. CMBS certificates must have an expected life of at least one year and must be either fixed-rate or capped weighted average coupon securities. Excluded from the Underlying Index are non-ERISA eligible securities, agency transactions and privately issued securities, including those which may be resold in accordance with Rule 144A of the Securities Act of 1933. The securities in the Underlying Index are updated on the last calendar day of each month.

(2) Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark) and risk factors are specific to the Fund. The portfolio managers are specific to the Fund. The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 580 filed pursuant to Rule 485(a)(2) relating to iShares MSCI All Country Asia ex Japan Small Cap Index Fund.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 580, filed pursuant to Rule 485(a) on September 9, 2011, relating to the iShares MSCI All Country Asia ex Japan Small Cap Index Fund. The disclosures applicable to the Fund and the Trust included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other matters under the headings identified below.

In the Prospectus:

“Portfolio Holdings Information,” “Management - Investment Adviser,” “Management - Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information - Buying and Selling Shares,” “Shareholder Information - Book Entry,” “Shareholder Information - Share Prices,” “Shareholder Information – Determination of Net Asset Value,” “Shareholder Information - Dividends and Distributions,” “Shareholder Information - Taxes,” “Shareholder Information - Taxes on Distribution,” “Shareholder Information - Taxes When Shares Are Sold,” “Shareholder Information - Creations and Redemptions,” “Shareholder Information - Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services - Investment Adviser,” “Investment Advisory, Administrative and Distribution Services - Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services -

Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Investment Advisory, Administrative and Distribution Services – Financial Intermediary Compensation,” “Additional Information Concerning the Trust - Termination of the Trust or the Fund,” “Additional Information Concerning the Trust - DTC as Securities Depository for Shares of the Fund,” “Financial Statements” and “Miscellaneous Information.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,
/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Andrew Josef, Esq.

Katherine Drury

Michael Gung

Joel Whipple

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).